UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-41321

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:	December 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Patria Latin American Opportunity Acquisition Corp.

Full Name of Registrant

N/A

Former Name if Applicable

60 Nexus Way, 4th Floor

Address of Principal Executive Office (Street and Number)

Camana Bay, PO Box 757, Grand Cayman, KY1-9006

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Form 10-K for the year ended December 31, 2024 within the prescribed time period without unreasonable effort or expense because additional time is required to finalize its financial statements to be filed as part of the Form 10-K. The Registrant will file its Form 10-K within the grace period provided by Exchange Act Rule 12b-25. Management has determined that as of December 31, 2024, material weaknesses exist related to the fact that the Registrant has not yet designed and maintained effective controls related to (i) the financial statement close process and (ii) financial statement disclosures.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ana Cristina Russo	+1	345 640 4900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the fair value of the warrants are recorded in the statements of operations for each period. Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. In the fourth quarter of fiscal year ended December 31, 2024, the Registrant’s public and private warrants were transferred from Level 1 and Level 2, respectively, to Level 3 due to changes in observability of the inputs. These warrants are now valued using risk-neutral Monte Carlo simulation model.

As a result, for the year ended December 31, 2024 we expect to report a reduction in the fair value of warrant liabilities of $15.6 million, which contributed to an expected net loss of $10.7 million.

Patria Latin American Opportunity Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2025	By	/s/ Ana Cristina Russo
Ana Cristina Russo
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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